









Matthew Moss · 2nd

Chief Development Officer at Firelight Camps

Scarsdale, New York, United States · 491 connections ·

Contact info

Firelight Camps

University of Pennsy

Experience

Chief Development Officer

Firelight Camps

Nov 2016 – Present · 4 yrs

Manage the national expansion of Firelight Camps, including oversight of all acquisitions, development and strategic partnerships. Firelight develops and operates experiential luxury campgrounds. (www.firelightcamps.com)

Founder

Wayfarer Partners

Jan 2012 – Oct 2016 · 4 yrs 10 mos

Consulted on innovative hospitality, commercial and mixed-use real estate development projects. Evaluated real estate investment opportunities.

Principal, Developer

The Cooper Square Hotel

Nov 2004 – Dec 2011 · 7 yrs 2 mos

New York, NY

Developed The Cooper Square Hotel (since rebrar
story, 145-room new-build hotel in Manhattan cor

project's development, including acquisition, finar
construction.

Co - President

MK Cooper Management

May 2008 – Nov 2011 · 3 yrs 7 mos

Served as co-president of the management comp
from its opening in 2008 until its sale to Andre Bal
supervised activities of hotel's General Manager, (
and executive staff.

Vice President

East End Properties

Sep 1996 – Nov 2004 · 8 yrs 3 mos

Participated in the acquisition, development and r
commercial and residential real estate at this subs
years with the company.

Show 1 more experience ⌄

Education



University of Pennsylvania

B.A, Economics and Psychology

1992 – 1996

Portledge School

1992

Skills & Endorsements

Real Estate Development · 15

 Endorsed by **Michael Sokolow and 1 other who is highly skilled at this**

 Endorsed by **2 of Matthew's colleagues a Cooper Square Hotel**

Commercial Real Estate · 13

Stephen Lundberg and 12 connections have given endorsem

Hotels · 12

 Endorsed by **Manuela Kolb, who is highly skilled at this**

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